Exhibit 3

July 16, 2022

Alexco Resource Corp.

Suite 1225, Two Bentall Centre, Box 216

555 Burrard Street

Vancouver, British Columbia V7X 1M9

Attention:    Mike Clark

Email:         mclark@alexcoresource.com

Re: Amendment to the Bridge Loan Agreement

Reference is made to the arrangement agreement dated July 4, 2022 (the “Arrangement Agreement”) pursuant to which Hecla Mining Company (“Hecla”) agreed to acquire all of the outstanding securities of Alexco Resource Corp. (“Alexco”) not already owned by Hecla (the “Arrangement”).

Reference is also made to the bridge loan agreement dated July 4, 2022 (the “Bridge Loan Agreement”) pursuant to which Hecla agreed to advance to Alexco a loan of up to US$30,000,000 in connection with the Arrangement.

All capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Bridge Loan Agreement.

Since entering into the Bridge Loan Agreement, the parties have been informed by the Toronto Stock Exchange (the “TSX”) that section 3.1 of the Bridge Loan Agreement must be amended in order for the TSX to conditionally approve the listing of common shares of Alexco (the “Common Shares”) issuable upon exercise of the conversion rights set out in Article 3 thereof.

Accordingly, each of Hecla and Alexco hereby acknowledge and agree as follows:

1.

Amendment of Section 3.1 of the Bridge Loan Agreement. This letter agreement confirms the understanding and agreement of the parties with respect to the Conversion Limit as set out in section 3.1 of the Bridge Loan Agreement. The parties hereby agree that the maximum number of Common Shares that may be issuable is 21,488,634. To the extent that Hecla or its affiliates may hold less than 19.9% of the Common Shares following such conversion, the parties agree and acknowledge that it will be necessary to seek further approvals from the Toronto Stock Exchange and NYSE American, and the conversion price may be subject to change due to regulatory requirements.

2.	General.

(a)	This letter agreement shall be governed by and construed in accordance with the laws of the Province of British Columbia and the laws of Canada applicable therein.

(b)	This letter agreement enures to the benefit of and is binding upon the parties and their successors and permitted assigns.

(c)

This letter agreement will not be assignable by any party without the prior written consent of the other party; provided, that this letter agreement will be binding upon, and enure to the benefit of the respective successors and assigns of the parties.

(d)

This letter agreement may be executed by the parties in counterparts and delivered by facsimile or other electronic means, each of which shall constitute an original and all of which shall together constitute one and the same instrument.

[Signature page follows]

Yours very truly,

HECLA MINING COMPANY

By	/s/ Russell D. Lawlar
Name: Russell D. Lawlar
Title: SVP & CEO

Accepted and agreed to by:

ALEXCO RESOURCE CORP.

By:	/s/ Michael Clark
Name: Michael Clark
Title: Chief Financial Officer